SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04010536

04 MAR 12 AM 7:21

SUPPL

27 February 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) Financial Results dated 26 February 2004, Re: Quarterly Report for the second quarter ended 31 December 2003; and

b) Change of Company Secretary dated 26 February 2004.

Please contact the undersigned for any queries.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 3/12

Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION on 26-02-2004 05:26:19 PM
Reference No SC-040226-3CF5A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SILVERSTONE CORPORATION BERHAD
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

04 MAR 12 AM 7:21

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : 31-12-2003

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : 30-06-2004

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

SILSTON-APPIII.d SILSTON.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2003	31-12-2002	31-12-2003	31-12-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	132,602	97,033	279,142	210,797
2	Profit/(loss) before tax	-30,644	12,585	-55,694	-8,069

SILVERSTONE CORPORATION BERHAD (41515-D)

3	Profit/(loss) after tax and minority interest	-31,595	13,036	-56,938	-4,930
4	Net profit/(loss) for the period	-31,595	13,036	-56,938	-4,930
5	Basic earnings/(loss) per share (sen)	-9.33	29.47	-16.82	-11.14
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	0.4500		0.6300	
Remarks :					

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2003 [dd/mm/yyyy] RM'000	31-12-2002 [dd/mm/yyyy] RM'000	31-12-2003 [dd/mm/yyyy] RM'000	31-12-2002 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	-14,881	33,365	-25,986	33,266
2	Gross interest income	1,482	1,007	2,927	4,473
3	Gross interest expense	10,850	17,445	25,297	34,572

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

26 FEB 2004

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the

Second Quarter Ended

31 December 2003

Condensed Consolidated Income Statements	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statements of Changes in Equity	3
Condensed Consolidated Cash Flow Statements	4
Notes to the Condensed Financial Statements	5 - 9

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2003

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2002 RM'000	CURRENT YEAR TO DATE 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2002 RM'000
Revenue	132,602	97,033	279,142	210,797
Operating expenses	(148,965)	(96,298)	(308,055)	(213,627)
Other operating income	1,482	1,007	2,927	4,473
Gain on disposal of subsidiary and associated companies	-	31,623	-	31,623
(Loss)/profit from operations	(14,881)	33,365	(25,986)	33,266
Finance costs	(10,850)	(17,445)	(25,297)	(34,572)
Share in results of associated companies	(4,913)	(3,335)	(4,411)	(6,763)
(Loss)/profit before taxation	(30,644)	12,585	(55,694)	(8,069)
Taxation	(68)	(82)	(152)	(161)
(Loss)/profit after taxation	(30,712)	12,503	(55,846)	(8,230)
Minority interests	(883)	533	(1,092)	3,300
Net (loss)/profit for the period	(31,595)	13,036	(56,938)	(4,930)
(Loss)/earnings per share (sen) :				
- Basic	(9.33)	29.47	(16.82)	(11.14)
- Fully diluted	(9.33)	29.47	(16.82)	(11.14)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2003

The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	AS AT END OF CURRENT QUARTER 31/12/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment	696,065	735,122
Associated companies	270,421	291,490
Investments	113,256	119,053
Deferred tax assets	27,114	27,114
Deferred expenditure	1,283	1,294
Goodwill on consolidation	13,510	13,877
Current assets		
- Inventories	146,476	155,411
- Investments	11,612	3,927
- Trade and other receivables	342,382	407,762
- Short term deposits with financial institutions	8,614	29,767
- Cash and bank balances	33,219	29,957
	542,303	626,824
Current liabilities		
- Trade and other payables	360,120	366,459
- Short term borrowings	450,772	516,314
- AMB Bonds and SPV Debts	117,377	86,345
- Provisions	7,318	7,607
- Tax liabilities	66,423	61,092
	1,002,010	1,037,817
Net current liabilities	(459,707)	(410,993)
	661,942	776,957
Financed by:		
Share capital	338,535	338,535
Reserves	(169,999)	(110,401)
Shareholders' funds	168,536	228,134
Minority interests	85,916	83,672
Long term borrowings	32,237	32,237
AMB Bonds and SPV Debts	374,667	432,300
Deferred liabilities	175	203
Deferred taxation	411	411
	661,942	776,957
Net tangible assets per share (RM)	0.45	0.63

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2003
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2003	338,535	81,525	77,885	48,730	(318,541)	228,134
Translation loss on net equity of foreign subsidiary companies	-	-	(1,960)	-	-	(1,960)
Share in post-acquisition reserves of associated companies	-	-	80	-	-	80
Net losses not recognised in consolidated income statement	-	-	(1,880)	-	-	(1,880)
Transferred to capital reserves				94	(94)	-
Net loss for the financial period	-	-	-	-	(56,938)	(56,938)
Amortisation of reserve on consolidation	-	-	-	(780)	-	(780)
Balance at 31 December 2003	338,535	81,525	76,005	48,044	(375,573)	168,536
Balance at 1 July 2002	147,451	72,810	97,649	1,047	(509,961)	(191,004)
Translation loss on net equity of foreign subsidiary companies	-	-	(1,474)	-	-	(1,474)
Share in post-acquisition reserve of associated companies	-	-	(115)	-	-	(115)
Others	-	-	-	113	(117)	(4)
Net gains/(losses) not recognised in consolidated income statement	-	-	(1,589)	113	(117)	(1,593)
Realisation of reserves on disposal of associated companies	-	-	(687)	-	-	(687)
Net loss for the financial period	-	-	-	-	(4,930)	(4,930)
Amortisation of reserve on consolidation	-	-	-	(6)	-	(6)
Balance at 31 December 2002	147,451	72,810	95,373	1,154	(515,008)	(198,220)

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

SILVERSTONE CORPORATION BERHAD(41515-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2003
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2002 RM'000
OPERATING ACTIVITIES		
Loss before tax	(55,694)	(8,069)
Adjustments for:		
Non-cash items	34,712	(938)
Non-operating items	22,370	28,016
Operating profit before changes in working capital	1,388	19,009
Changes in working capital		
Net change in current assets	87,242	74,935
Net change in current liabilities	(33,712)	(46,499)
Others	(2,240)	5,315
	52,678	52,760
INVESTING ACTIVITIES		
Others	34,908	14,810
FINANCING ACTIVITIES		
Bank borrowings	(64,736)	(31,042)
Short term deposits earmarked for bonds redemption	(39,920)	(22,670)
Others	22,285	5,885
	(82,371)	(47,827)
Net change in cash and cash equivalents	5,215	19,743
Effects of exchange rate changes	13	(9)
Cash and cash equivalents at beginning of the year	18,826	42,468
Cash and cash equivalents at end of the period	24,054	62,202

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2003)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26 "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Malaysia Securities Exchange Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2003.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial period or in the prior financial years.

6. Debt and equity securities

The Group has redeemed RM10.4 million AMB Bonds and USD7.8 million (or RM29.5 million) SPV Debts during the quarter.

Other than the above, there were no other issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	68,637	208,010	2,538	279,185
Inter-segment revenue	(9)	-	(34)	(43)
External revenue	68,628	208,010	2,504	279,142
Loss from operations	(614)	(23,726)	(1,646)	(25,986)
Finance costs				(25,297)
Share in results of associated companies				(4,411)
Loss before taxation				(55,694)

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no other changes in the composition of the Group for the current quarter and financial year-to-date except for the following:

(a) Strucking off of the following wholly-owned subsidiaries from the register of the Registrar of Companies of Singapore with effect from 13 August 2003:

i. AMB Automobile Pte Ltd
ii. AMB Engineering Pte Ltd
iii. AMB Fortune Holdings Pte Ltd

(b) Incorporation of a wholly-owned subsidiary, Shanghai Silverstone Management Consulting Co Ltd in the People's Republic of China on 20 November 2003.

12. Changes in contingent liabilities or contingent assets

There were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

The Group reported a higher revenue after incorporating Silverstone Berhad's revenue in the first six months. However, the performance of the Group's Tyre division was adversely affected by the significant increase in the price of natural rubber. Overall, the loss before taxation was higher. Included in the preceding year corresponding period's loss before taxation was a gain on divestment of subsidiary and associated companies amounting to RM31.6 million.

14. Comparison with the preceding quarter's results

The lower revenue of the Group of RM132.6 million as compared with RM146.5 million in the last quarter was attributed mainly to lower sales volume recorded by the Group's Tyre division. Coupled with the higher share of losses of associated companies as a result of allowance for diminution in value of inventories, the Group reported a higher loss before taxation of RM30.6 million.

15. Prospects

With the persistently high natural rubber price affecting the performance of the Group's Tyre manufacturing operations, the operating performance of the Group is expected to remain challenging.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2002 RM'000	CURRENT YEAR TO DATE 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2002 RM'000
Income tax - current period	26	60	110	139
- prior year	(30)	34	(30)	34
Share in taxation of associated companies	72	(12)	72	(12)
	68	82	152	161

Although the Group incurred a loss in the current quarter and financial year-to-date, it has a tax charge arising primarily from certain profitable subsidiary companies in China which for tax purposes cannot be set-off with losses from other companies within the Group.

18. Unquoted investments and/or properties

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 31/12/2003 RM'000	CURRENT YEAR TO DATE 31/12/2003 RM'000
Profit on disposal of property	1,563	1,563

Other than the above, there were no other sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	9,415

20. Status of corporate proposals

Date of Announcement	Subject	Status
27.11.2003 06.01.2004	Proposed disposal by Chrome Marketing Sdn Bhd to Kau Hua Int'l Investment Co Ltd of its entire investment in Jiangxi Fuqi Motor Co Ltd ("Jiangxi Fuqi"), representing 50% of the registered capital of Jiangxi Fuqi, for a total cash consideration of Rmb33.96 million (approximately RM15.59 million.	Pending approvals of : i) Ministry of Commerce of the People's Republic of China; and ii) any other relevant authorities, if required.

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	71,909	-	71,909
Unsecured	378,863	32,237	411,100
	450,772	32,237	483,009
Bonds and Debts:			
- AMB Bonds	29,216	89,136	118,352
- SPV Debts	88,161	285,531	373,692
	117,377	374,667	492,044
Total	568,149	406,904	975,053

21. Group's borrowings and debt securities (cont'd)

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	99,393
- US Dollar	15,420	58,454
- Rmb	708,260	325,162
		483,009
Bonds and Debts		
- Ringgit Malaysia	-	118,352
- US Dollar	98,340	373,692
		492,044

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. (Loss) / earnings per share

Basic

(Loss)/earnings per share is calculated by dividing the Group's net (loss)/profit for the period by the weighted average number of shares in issue of 338.54 million (31.12.2002 : 44.24 million shares after adjusting for the capital reconstruction exercise under the Group Wide Restructuring Scheme ("GWRS")).

Fully diluted

The fully diluted (loss)/earnings per share has been calculated based on the Group's net (loss)/profit for the period by the weighted average number of shares in issue of 338.54 million (31.12.2002 : 44.24 million shares after adjusting for the capital reconstruction exercise under the GWRS). The weighted average number of shares is arrived at without taking into account the number of shares to be issued as a result of exercise of the Executive Share Option Scheme and the conversion of the Redeemable Cumulative Convertible Preference Shares in the computation since they do not have any dilutive effect on the basic (loss)/earnings per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the GWRS which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations;

(b) Status of the proposed divestment programme; and

(c) Status of the issues affecting the joint-venture companies of the Company in the People's Republic of China.

Please refer to Appendix I to III for details of the above.

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Appendix I

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

	Steps taken or to be taken	Status and progress
(a)	**Subsidiary company** **Dong Feng Lion Tyre Co Ltd**	
(i)	Replacement of key management staff including the General Manager, Assistant General Manager, Marketing Manager and Purchasing Manager.	(i) Implemented
(ii)	Strengthening control mechanism over credit control and collection system, purchasing and factory production overhead system, capital expenditure and authority limit level documentation.	(ii) Implemented
(iii)	Review of production mix and introduction of changes to the size and pattern of the tyres produced to suit the market demand.	(iii) On-going
(b)	**Associated companies** **Nanjing Jincheng Machinery Co Ltd**	
(i)	Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks with meeting stringent performance target.	(i) Implemented
(ii)	Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii)	Maximisation of efficiency of existing production capability and divestment of idle assets.	(iii) In progress
	Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
	With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.	On-going
(c)	Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turn them around.	On-going

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Appendix II

Status of Proposed Divestment Programme ("PDP")

(i) *Status of the assets to be divested*

Stages of the Assets to be Divested	PDP (Per GWRS)	Completed Before December 2002	Subsequent to December 2002: Concluded Sales Total	Subsequent to December 2002: Proceeds Received in Current Quarter	Subsequent to December 2002: Proceeds Received in Current YTD
	RM'million	RM'million	RM'million	RM'million	RM'million (a)
By 31 December 2002					
Non-listed shares in automotive industry companies **	54.7	54.7	-	-	-
By 31 December 2003					
Non-listed shares in automotive industry companies	83.8	-	-	-	-
By 31 December 2004					
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	-	43.1	-	6.9
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	-	7.8	7.8	7.8
Non-listed shares in automotive industry companies (2)	13.4	-	-	-	-
	73.4				
By 31 December 2005					
Non-listed shares in tyre industry companies	75.6	-	-	-	-
By 31 December 2006					
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	-	7.8	7.8	7.8
Non-listed shares in automotive industry companies	83.2	-	-	-	-
	94.7				
Total	382.2	54.7	58.7	15.6	22.5

** The entire divestment proceeds of RM243.7 million was received by the Company, of which RM189 million had been utilised earlier by the Company to repay certain borrowings and to repay the Security Providers of Avenel Sdn Bhd.

N/A - Not applicable

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Utilisation	
	RM' million	RM'million		RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	19.99	23.47	Repayment of borrowings	43.01
	The outstanding balance will be paid in the following manner:		Estimated expenses	0.45
	Before 15 August 2004	5.22	Gross proceed	43.46
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Before 15 August 2005	6.08	The total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts.	
	Before 15 August 2006	6.08		
	Before 15 August 2007	6.08		
		23.47		
The divestment was completed on 24.4.2003.				

ii) Transactions completed and the details on the utilisation of the divestment proceeds received (continued)

The details of the assets divested are as follows:

Description of assets/businesses	Status Received	Status Outstanding	Utilisation	
	RM' million	RM'million		RM'million
(2) Proposed disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd ("Jiangxi Fuqi") to Kau Hua Int'l Investment Co Ltd ("Kau Hua") for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million).	15.59	-	Repayment of borrowings	15.56
			Estimated expenses	0.03
				15.59
The divestment is pending completion.			RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance is pending repatriation from China and has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem the AMB Bonds and SPV Debts.The Group has redeemed RM10.37 million AMB Bonds and repaid USD7.78 million SPV Debts during the quarter and has also obtained the consent of the holders of the AMB Bonds and the SPV Debts on 12 January 2004 to reschedule the date for the balance of redemption of RM11.18 million of AMB Bonds and repayment of USD8.38 million of SPV Debts due on 31 December 2003 to the following dates:

	AMB Bonds RM'million	SPV Debts USD'million
31 March 2004	1.05	0.78
31 December 2004	10.13	7.60

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 15 February 2004
1.	Land Use Right(s) for land(s) ("LUR") and Property Ownership Right(s) for building(s) ("POR") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint-venture agreement		The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.:	
		Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Parties are in the process of effecting the transfer of the LUR and/or POR to the JV Co. and will endeavour to complete the transfer by 30 June 2004.
		Dong Feng Lion Tyre Co Ltd ("Dong Feng") (SCB Group's equity holding : 55%)	PRC Party: China Dong Feng Tyre Factory Building: No. 221, Hanjiang Road, Shiyan City, Hubei Province, PRC	Dong Feng is seeking a letter of confirmation from the relevant authorities in the PRC that the POR belong to Dong Feng. The letter of confirmation is expected to be received by 30 June 2004.

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC") (continued)

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 15 February 2004
2.	The amount of JV Co.'s capital had exceeded the authorised limit of the provincial Ministry of Foreign Trade and Economic Commission ("MOFTEC") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Jiangxi Fuqi Motor Co Ltd ("JFM") (SCB Group's equity holding : 50%)	JFM's existing total investment is USD37.50 million (equivalent to approximately RM142.50 million). The Management of the SCB Group had liaised with the PRC Party, Jiangxi Fuqi Automobile Factory, to seek the approval for the reduction of JFM's capital by USD7.50 million (equivalent to approximately RM28.50 million) to USD30 million (equivalent to approximately RM114 million).	JFM will endeavour to resolve the Issue by 30 June 2004. In the meantime, the SCB Group has entered into a sale and purchase agreement on 24 November 2003 to dispose of to Kau Hua Int'l Investment Co Ltd ("Kau Hua"), its 50% interest in the JV Co. Kau Hua is aware of this issue. The proposed disposal of currently pending completion.
		Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of the SCB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOFTEC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOFTEC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing.

Form Version 2.0

Change Of Company Secretary

Ownership transfer to SILVERSTONE CORPORATION on 26-02-2004 05:15:08 PM
Reference No SC-040226-2D246

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

*	Date of change	: **26-02-2004**
*	Type of change	: **Resignation**
*	Designation	: **Secretary**
	License no.	: **LS 0008336**
*	Name	: **Tham Tuck Chuen**
	Working experience and occupation during past 5 years	:
	Remarks	:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary